Exhibit 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS OF
JIANZHI EDUCATION TECHNOLOGY GROUP COMPANY LIMITED

A. Operation Results

Overview

Since being established, we, together with the VIEs, have been committed to developing educational content and providing IT related solutions to fulfill the massive demand for high-quality, professional development training resources and to meet the specific needs of educational institutions and other institutional customers in China.

We, together with the VIEs, started operations by providing educational content products and IT services to higher education institutions. After an initial growth period, leveraging our and the VIEs’ deep understanding into and rich experience in professional development training and IT related resolutions designed for educational customers, as well as our and the VIEs’ strong curriculum and software development capabilities, our and the VIEs’ products and brand have gained increasing recognition and acceptance by both higher education institutions and the general public. We, together with the VIEs, then initiated end-user business and started providing products to individual customers, and acquired companies in Shanghai and Guangzhou to facilitate further expansion in the end-user market.

Recent development

On January 19, 2026, we entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”) with several “non-U.S. Persons” (the “Private Placement Purchasers”) for a private placement (the “Private Placement”) of (i) 300,240,000 Class A ordinary shares with par value of $0.0001 each and (ii) 600,480,000 Warrants (the Warrants, and the Class A ordinary shares underlying the Warrants, the Warrant Shares), each to purchase one (1) Class A ordinary share at an initial exercise price of $0.0117 per Class A ordinary share that equals to $0.7 per ADS divided by 60 which is the number of Class A ordinary shares representing 1 ADS, provided that in no event shall the exercise price be lower than $0.0033 per Class A ordinary share that equals to $0.20 per ADS divided by 60 (the “Floor Price”). On January 26, 2026, the Company issued 300,240,000 Class A ordinary shares. On February 16, 2026, the Company issued 2,017,612,800 Class A ordinary shares to fully settle outstanding warrants. We raised an aggregation of RMB 24,131,139 ($3,502,800) from the private placement.

On June 3, 2026, we closed a registered direct offering (“RDO”) with certain non-affiliated institutional investors (the “RDO Purchasers”) pursuant to which the Company agreed to sell (1) 5,000,000 American Depositary Shares (the “ADSs”), and (2) accompanying series A warrants initially exercisable for 5,000,000 ADSs (the “Series A Warrants”). The combined effective offering price for each ADS and the accompanying Series A Warrant is $1.00. We raised net proceeds of RMB 29,691,574 ($4,309,935).

Factors Affecting Results of Operations

The business, financial condition and results of operations of us and the VIEs have been, and are expected to continue to be, affected by a number of factors, which primarily include the following:

We, together with the VIEs, operate in China’s educational content service and mobile media service market, and IT related solution services market. The results of operations and financial condition of us and the VIEs are significantly affected by market drivers including China’s rapid economic growth, continued urbanization and rising per capita disposable income and relevant favorable regulations and policies promulgated by the PRC government to encourage the digitization of vocational education and online education resources, all of which have allowed Chinese households and individuals to spend more disposable income on online education. In addition, driven by strong demand for improved employment opportunities and career development, online vocational education in China has grown rapidly in the past several years and is expected to continue to grow in the future. Besides, China’s continuous construction and improvement of IT infrastructure, including the wide adoption of Internet and mobile Internet, strong demand from institutions for digitalizing and automating their operations and growing demands from enterpriser customers and the public for having online access to the information they need, have also driven China’s IT solution market to grow.

The industries we and the VIEs operate in are fragmented and we and the VIEs face competition from traditional offline players as well. At the same time, the results of us and the VIEs are subject to changes in the regulatory regime governing China’s information education industry and technology. The PRC government regulates various aspects of our and the VIEs’ business and operations, including the qualification and licensing requirements for entities providing educational content service and other services and IT related solution services.

Additionally, we believe that our and the VIEs’ results of operations and financial condition are affected by company-specific factors, including the factors discussed below, many of which are beyond our and the VIEs’ control.

Demand for Online Educational Content

Compared to traditional in-person classroom teaching, we believe online education is superior as it breaks down the time and location barriers of traditional offline education and offers students a more flexible, convenient and cost-effective alternative. As a result, online education has become increasingly popular among students and accounted for an increasing market share of the entire education market in the PRC. In addition, the educational content the VIEs offer is tailored to the needs of institutional and individual users and focuses on equipping users with practical skills, which differs from the traditional vocational education offered in schools. As such, we believe the VIEs’ ability to continue to grow the VIEs’ revenue and gross profit significantly depends on the attractiveness of the VIEs’ online educational content and technological developments that make the VIEs’ online, including mobile, educational content services more convenient and effective.

Pricing of Products and Services

The revenue and profit of us and the VIEs depend on the pricing of our and the VIEs’ products and services. We and the VIEs determine the pricing of our and the VIEs’ products and services primarily based on cost of revenues, market demand for the products and services of us and the VIEs and pricing of our and the VIEs’ competitors.

With technical developments in educational content services and IT related solution services, more competitors may enter into this market. Some of our and the VIEs’ competitors may have better financial, technological and other resources than we and the VIEs do. If we and the VIEs are unable to compete with them, we and the VIEs may lose our and the VIEs’ customers and market share. If competition intensifies, our and the VIEs’ competitors may lower their prices in an effort to gain or maintain their market shares. In order to stay competitive, we and the VIEs may have to lower the prices for our and the VIEs’ products and services, and our and the VIEs’ profit margin may decrease. We and the VIEs primarily derive revenue from the VIEs’ other services from the monthly subscription fees that mobile users pay to telecommunications providers for monthly targeted data plans. If telecommunications providers lower their pricing of subscription fees for monthly targeted data plans, the profit margin of us and the VIEs may also decrease. In addition, if the competition of mobile application content data business intensifies, the VIEs may have to lower the price of the VIEs’ services and the results of operation of us and the VIEs might be adversely affected.

Ability to Control Cost of Revenues and Operating Expenses

The profitability of us and the VIEs also depends, in part, on our and the VIEs’ ability to control cost of revenues and operating expenses. For the six months ended June 30, 2025 and 2026, our and the VIEs’ cost of revenues represented approximately 20.2% and 90.4% of our and the VIEs’ total revenue, respectively. Our and the VIEs’ costs of revenues consist primarily of inventory cost, staff costs, video content costs, depreciation expenses and other direct costs of providing these services or goods.

The operating expenses of us and the VIEs primarily consist of sales and marketing expenses, general and administrative expenses, research and development expenses, and impairment of long term assets. For the six months ended June 30, 2025 and 2026, the total amount of operating expenses, as a percentage of our and the VIEs’ total revenue was approximately 135.1% and 136.1%, respectively. The increase in operating expenses for the six months ended June 30, 2026 was primarily caused by professional expenses incurred for our equity financing. We cannot guarantee that our and the VIEs’ operating expenses will not increase as we and the VIEs expand our and the VIEs’ business operations and we become a public company.

Product and Service Mix

Our and the VIEs’ results of operations, particularly our and the VIEs’ gross and net profit margins, are affected by our and the VIEs’ product and service mix. We and the VIEs have two operating segments: educational content service and other services and IT related solution services. Each operating segment has its own revenue models and cost bases and, as a result, our and the VIEs’ gross and net profit margins for each operating segment and for major products and services within such segments are different. In the six months ended June 30, 2025 and 2026, our and the VIEs’ revenue contribution percentages from the two operating segments varied significantly period over period.

For the six months ended June 30, 2025 and 2026, revenue derived from educational content service and other services accounted for 64.6% and 53.2%, respectively, of our and the VIEs’ total revenue, and revenue derived from IT related solution services accounted for 35.4% and 46.8%, respectively, of our and the VIEs’ total revenue.

We expect that changes in our and the VIEs’ product and service mix may continue to affect revenue contribution percentages from our and the VIEs’ operating segments as well as our and the VIEs’ gross and net profit margins.

Key Components of Results of Operations

Net Revenues

We and the VIEs derived revenue primarily from (i) provision of educational content service and other services; and (ii) provision of IT related solution services. For the six months ended June 30, 2025 and 2026, our and the VIEs’ revenue was RMB 7.7 million and RMB 10.7 million (US$1.6 million), respectively. The following table sets forth a breakdown of our and the VIEs’ revenue by service type for the periods indicated.

	For the Six Months Ended June 30,
	2025	2026
	RMB	RMB
Revenue from educational content service and other services
– Subscription revenue	2,916,580	2,732,733
– Other services revenue	2,040,484	2,969,719
Subtotal	4,957,064	5,702,452
Revenue from IT related solution services	2,716,933	5,022,869
Total	7,673,997	10,725,321

Educational content service and other services. For the six months ended June 30, 2025 and 2026, the VIEs delivered a diverse, comprehensive range of educational content primarily through (i) selling subscriptions of the VIEs’ online learning platforms, in particular Sentu Academy, to higher education institutions and other institutional customers under a B2B2C model, and (ii) provision of technical support services for a mobile paid-content platform of China Unicom mainly accessible from a subscription account on WeChat.

IT related solution services. For the six months ended June 30, 2025 and 2026, WFOE and its subsidiaries and VIEs derived revenue from IT related solution services through providing (i) design and development of customized IT system service, (ii) procurement and assembling of equipment, and (iii) technological support and maintenance service. And our competitive services focus on providing educational institutions and other institutional customers with customized teaching and learning solutions as well as comprehensive intelligent management and service platforms.

Cost of Revenues

Costs of revenues consist primarily of inventory cost, staff costs, video content costs, depreciation expenses and other direct costs of providing these services or goods. These costs are recorded in the consolidated statements of income and comprehensive income as incurred. Our and the VIEs’ cost of revenues was RMB 6.2 million and RMB 9.7 million (US$1.4 million) for the six months ended June 30, 2025 and 2026, respectively.

	For the Six Months Ended June 30,
	2025	2026
	RMB	RMB
Revenue from educational content service and other services	3,675,973	3,270,082
Revenue from IT related solution services	2,476,181	6,423,019
Total	6,152,154	9,693,101

Operating Expenses

Our and the VIEs’ operating expenses consist of sales and marketing expenses, research and development expenses, and general and administrative expenses. The following table sets forth the components of our and the VIEs’ operating expenses by amounts and percentages of our and the VIEs’ net revenues for the years presented:

Sales and Marketing Expenses. Sales and marketing expenses primarily consist of (i) staff cost, which represents salaries, social insurances and housing funds for our and the VIEs’ personnel in the sales department; (ii) traveling and entertainment expenses; (iii) service fee; and (iv) other miscellaneous sales cost. Traveling and entertainment expenses were incurred for sales related activities. Serviced fee represents fees we and the VIEs paid in relation to bidding for projects and customer services.

General and Administrative Expenses. General and administrative expenses primarily consist of (i) staff cost; (ii) travelling and entertainment expense; (iii) depreciation and amortization; (iv) rental expenses; and (v) other miscellaneous expenses. Salaries, social insurance and housing funds for our and the VIEs’ personnel in our and the VIEs’ general and administrative department are charged to staff costs. Traveling and entertainment expenses are for our and the VIEs’ business administrative related activities. Rental expenses represent rent for our and the VIEs’ administrative offices.

Research and Development Expenses. Research and development expenses consist primarily of personnel-related expenses incurred for the development of information technology as well as costs associated with new video contents development. Depreciation expenses and other operating costs that are directly related to the research and development are also included in research and development expenses. The research and development expenses costs are recognized when incurred.

Taxation

Cayman Islands

Under the current laws of the Cayman Islands, we are not subject to tax on income or capital gains. Additionally, upon payments of dividends by us or our subsidiaries in the Cayman Islands to their shareholders, no withholding tax will be imposed.

British Virgin Islands (“BVI”)

Subsidiaries in the BVI are exempted from income tax on their foreign-derived income in the BVI. There are no withholding taxes in the BVI.

Hong Kong

Under the Hong Kong tax laws, subsidiaries in Hong Kong are subject to Hong Kong Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. The applicable tax rate for the first HKD$2 million of assessable profits is 8.25% and assessable profits above HKD$2 million will continue to be subject to the rate of 16.5% for corporations in Hong Kong, effective from the year of assessment 2018/2019. They may be exempted from income tax on their foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

China

Effective from January 1, 2008, the PRC’s statutory, EIT rate is 25%. In accordance with the implementation rules of EIT Law, a qualified HNTE is eligible for a preferential tax rate of 15% with HNTE certificate effective for a period of three years and a SE is entitled to a two-year income tax exemption starting from the first profit making year, followed by a reduction of half the applicable tax rate for the subsequent three years, and SMEs are entitled to a reduced EIT rate of 20%, 75% reduction of taxable income for the first RMB3,000,000 taxable income, and no reduction for the remaining taxable income for the six months ended June 30, 2025 and 2026.

Results of Operations

The following table sets forth a summary of our (including the VIEs’) consolidated results of operations for the periods indicated. This information should be read together with our (including the VIEs’) unaudited condense consolidated financial statements and related notes included elsewhere in this Form 6-K. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	For the Six Months Ended June 30,
	2025	2026	2026
	RMB	RMB	US$
Net revenues	7,673,997	10,725,321	1,580,716
Cost of revenues	(6,152,154)	(9,693,101)	(1,428,586)
Gross profit	1,521,843	1,032,220	152,130

Operating expenses:
Sales and marketing expenses	(2,384,856)	(3,315,701)	(488,674)
General and administrative expenses	(5,749,151)	(10,363,725)	(1,527,413)
Research and development expenses	(2,235,578)	(919,062)	(135,453)
Total operating expenses	(10,369,585)	(14,598,488)	(2,151,540)
Loss from operations	(8,847,742)	(13,566,268)	(1,999,410)

Other income (expenses):
Investment income	—	391	58
Interest (expenses) income, net	(93,150)	1,739	256
Other income, net	29,813	467	69
Government grants	11,251	1,069	158
Total other (expenses) income, net	(52,086)	3,666	541

Loss before income tax	(8,899,828)	(13,562,602)	(1,998,869)

Income tax expenses	(267)	(4,485)	(661)
Net loss	(8,900,095)	(13,567,087)	(1,999,530)

Net Revenues

Our and the VIEs’ revenue increased by 39.8% from RMB7.7 million for the six months ended June 30, 2025 to RMB10.7 million (US$1.6 million) for the six months ended June 30, 2026. This increase was primarily driven by an increase of RMB 0.7 million (US$0.1 million) in revenue generated from educational content services and other services and an increase of RMB 2.3 million (US$0.3 million) in net revenues from the provision of IT related solution services.

●	Educational content service and other services. Net revenue from the educational content service and other services increased by RMB 0.7 million from RMB 5.0 million for the six months ended June 30, 2025 to RMB5.7 million (US$0.8 million) for the six months ended June 30, 2026. The increase was primarily due to an increase of RMB 0.9 million in other services, partially offset by a decrease of RMB 0.2 million in subscription revenues.

The increase in other services was primarily due to an increase in mobile media advertising services. We provide advertising services to customers on its mobile application in the form of pop-up ads and banners, and generates revenue from advertisements based on the posting period or based on the number of times viewers click on these advertisements etc. The increase in subscriptions from end customers resulted in decreased advertising services.

●	IT related solution services. Net revenue from IT related solution services increased by RMB2.3 million (US$0.3 million), or 84.9% from RMB 2.7 million for the six months ended June 30, 2025 to RMB 5.0 million (US$0.7 million) for the six months ended June 30, 2026. The increase was primarily caused by increased cloud-based customers in design and development of customized IT system.

Cost of Revenues

Our and the VIEs’ cost of revenue increased by 57.6% from RMB 6.2 million for the six months ended June 30, 2025 to RMB9.7 million (US$1.4 million) for the six months ended June 30, 2026. The increase of cost of revenues was primarily attributable to an increase of RMB 3.9 million (US$0.6 million) as a result of increase in amortization of educational contents.

Gross Profit

As a result of the foregoing, our and the VIEs’ reported a gross profit of RMB 1.5 million and RMB 1.0 million (US$0.2 million) for the six months ended June 30, 2025 and 2026, respectively. Our and the VIEs’ gross profit margin changed from 19.8% for the six months ended June 30, 2025 to 9.6% for the six months ended June 30, 2026. The change was mainly increased revenues earned from IT related solution services which generated lower gross profit as compared with educational services.

Operating expenses

Our and the VIEs’ total operating expenses increased from RMB 10.4 million for the six months ended June 30, 2025 to RMB 14.6 million (US$2.2 million) for the six months ended June 30, 2026.

Sales and Marketing Expenses: Our and the VIEs’ sales and marketing expenses increased from RMB2.4 million for the six months ended June 30, 2025 to RMB 3.3 million (US$0.5 million). This increase was mainly driven by an increase of sales commission fees as a result of increased revenues for the six months ended June 30, 2026.

General and Administrative Expenses: Our and the VIEs’ general and administrative expenses increased from RMB5.7 million for the six months ended June 30, 2025 to RMB 10.4 million (US$1.5 million). This increase was primarily due to an increase in consulting and audit expenses incurred for private placement and registered direct offering.

Research and Development Expenses: Our and the VIEs’ research and development expenses decreased from RMB 2.2 million for the six months ended June 30, 2025 to RMB 0.9 million (US$0.1 million) for the six months ended June 30, 2026. The decrease was mainly driven by a decrease in outsourced labor costs, because the VIEs further reduced its expenditures on development of new educational contents.

Income tax expenses

We and the VIEs reported income tax expenses of RMB 267 and RMB 4,485 for the six months ended June 30, 2025 and 2026, respectively. For the six months ended June 30, 2025 and 2026, the income tax expenses primarily generated from current tax expenses arising from certain profit-generating subsidiaries.

Net loss

As a result of the foregoing, we and the VIEs reported net loss of RMB 8.9 million and RMB 13.6 million (US$2.0 million) for the six months ended June 30, 2025 and 2026, respectively.

B.	Liquidity and Capital Resource

To date, we and the VIEs have financed our and the VIEs’ operating and investing activities primarily through cash generated from operating activities. As of June 30, 2026, our and the VIEs’ cash were RMB17.7 million (US$2.6 million). Our and the VIEs’ cash primarily consist of cash, investments in interest bearing demand deposits accounts and time deposits with terms of and less than three months.

We believe that our and the VIEs’ current cash provided by operating activities will be sufficient to meet our and the VIEs’ current and anticipated working capital requirements and capital expenditures for the next twelve months. We and the VIEs may, however, need additional cash resources in the future if we and the VIEs experience changes in business conditions or other developments. We and the VIEs may also need additional cash resources in the future if we and the VIEs identify and wish to pursue opportunities for investment, acquisition, capital expenditure or similar actions.

Although we consolidate the results of the VIEs and for accounting purpose are the primary beneficiary of the VIEs, we only have access to the assets or earnings of the VIEs through the Contractual Arrangements with Beijing Sentu and its shareholders.

All of our and the VIEs’ revenues have been, and we expect they are likely to continue to be, in the form of Renminbi. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval as long as certain routine procedural requirements are fulfilled. Therefore, our PRC subsidiaries are allowed to pay dividends in foreign currencies to us without prior SAFE approval by following certain routine procedural requirements. However, current PRC regulations permit our PRC subsidiaries to pay dividends to us only out of its accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. Our PRC subsidiaries are required to set aside at least 10% of its after-tax profits after making up previous years’ accumulated losses each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital. These reserves are not distributable as cash dividends. Historically, our PRC subsidiaries have not paid dividends to us, and they will not be able to pay dividends until they generate accumulated profits. Furthermore, capital account transactions, which include foreign direct investment in and loans to our PRC subsidiaries, must be approved by and/or registered with SAFE, its local branches and certain local banks.

As a Cayman Islands exempted company and offshore holding company, we are permitted under PRC laws and regulations to provide funding to our PRC subsidiaries only through loans or capital contributions, subject to the approval, filings or registration of government authorities and limits on the amount of capital contributions and loans. This may delay us from using the proceeds from financing activities to make loans or capital contributions to our PRC subsidiaries. We expect to invest substantially all of the proceeds from financing activities in our PRC operations for general corporate purposes within the business scopes of our PRC subsidiaries and the VIEs. See “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds of financing activities to make loans to our PRC subsidiaries or VIE or to make additional capital contributions to Jianzhi Beijing, which could materially and adversely affect our and the VIEs’ liquidity and our and the VIEs’ ability to fund and expand our and the VIEs’ business operations.”

Cash Flows

The following table sets forth a summary of our and the VIEs’ cash flows for the years presented:

	For the Six Months Ended June 30,
	2025	2026	2026
	RMB	RMB	US$
Net cash used in operating activities	(13,153,333)	(20,914,522)	(3,082,407)
Net cash used in investing activities	3,449,992	(24,213,839)	(3,568,678)
Net cash (used in) provided by financing activities	(271,233)	53,822,713	7,812,735
Effect of exchange rate changes on cash held in foreign currencies	7,222	866,048	247,379
Net decrease in cash	(9,967,352)	9,560,400	1,409,029
Cash at beginning of the period	12,461,382	8,168,373	1,203,869
Cash at end of the period	2,494,030	17,728,773	2,612,898

Operating Activities

Net cash used in operating activities for the six months ended June 30, 2025 was RMB13.2 million, primarily attributable to (i) net loss of RMB8.9 million, and (ii) a decrease in accounts receivable of RMB32.9 million which was in line with a decrease of revenues for the six months ended June 30, 2025; (iii) an increase in prepaid expenses and other current assets of RMB 1.1 million, (iv) an increase in short-term prepayments of RMB 2.0 million, (v) a decrease of accounts payable of RMB 31.4 million which was in line with decrease of accounts receivable; and (vi) a decrease of contract liabilities of RMB 2.2 million as a result of decreased revenues.

Net cash used in operating activities for the six months ended June 30, 2026 was RMB20.9 million (US$3.1 million), primarily attributable to (i) net loss of RMB13.6 million (US$2.0 million), adjusted for adding back of amortization of educational contents of RMB 7.9 million (US$1.2 million); and (ii) a decrease in accounts receivable of RMB20.0 million (US$2.0 million) which was attributable to both decrease of revenues and improvement in collection for the six months ended June 30, 2026; (iii) an increase in prepaid expenses and other current assets of RMB 16.5 million (US$2.4 million), (iv) a decrease of accounts payable of RMB 17.0 million (US$2.5 million) which was in line with decrease of accounts receivable; and (v) a decrease of contract liabilities of RMB 2.2 million (US$0.3 million) as a result of decreased revenues.

Investing Activities

Net cash provided by investing activities was RMB3.4 million for the six months ended June 30, 2025, primarily due to refund of long-term prepayments of RMB 3.6 million from a supplier, partially offset purchase of educational contents of RMB0.2 million.

Net cash used in investing activities was RMB24.2 million (US$3.6 million) for the six months ended June 30, 2026, primarily due to purchase of educational contents of RMB24.2 million (US$3.6 million).

Financing Activities

For the six months ended June 30, 2025, our and the VIEs’ net cash used in financing activities was RMB0.3 million, which mainly used in repayments of loans to related parties of RMB0.5 million, partially offset by proceeds of RMB 0.2 million from borrowings from related parties.

For the six months ended June 30, 2026, our and the VIEs’ net cash provided by financing activities was RMB 53.8 million (US$7.8 million), which mainly provided by proceeds of RMB 24.1 million (US$3.5 million) from a private placements and proceeds of RMB 29.7 million (US$4.3 million) from a registered direct offering.

Capital Expenditure

Our and the VIEs’ capital expenditures are incurred mainly to purchase educational video content and tangible assets. We and the VIEs made capital expenditures of RMB0.2 million and RMB 24.2 million (US$3.6 million) on educational contents for the six months ended June 30, 2025 and 2026, respectively. Our and the VIEs’ capital expenditures have been primarily funded by cash generated from our financing activities.

We expect to continue to make capital expenditures to support the expected growth of our and the VIEs’ business. We also expect that cash generated from our and the VIEs’ operation activities and financing activities will meet our and the VIEs’ capital expenditure needs in the foreseeable future.

Off-balance Sheet Commitment and Arrangements

We and the VIEs have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we and the VIEs have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our (including the VIEs’) unaudited condensed consolidated financial statements. Furthermore, we and the VIEs do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We and the VIEs do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in product development services with us.

C.	Trend Information

Other than as disclosed elsewhere in this Form 6-K, we are not aware of any trends, uncertainties, demands, commitments or events for the six months ended June 30, 2026 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial conditions.

D. Critical Accounting Estimates

Quantitative and Qualitative Disclosures about Market Risk

Foreign Exchange Risk

Foreign currency risk is the risk of loss resulting from changes in foreign currency exchange rates. Fluctuations in exchange rates between the RMB and other currencies in which we and the VIEs conduct business may affect our and the VIEs’ financial position and results of operations. The foreign currency risk we have assumed mainly comes from movements in the HKD/RMB exchange rate.

We and our major overseas intermediate holding companies’ functional currency is U.S. dollar. We and the VIEs are mainly exposed to foreign exchange risk arising from our and the VIEs’ cash and loans to subsidiaries dominated in RMB.

Our subsidiaries are mainly operating in mainland China with most of the transactions settled in RMB. We consider that our and the VIEs’ business in mainland China is not exposed to any significant foreign exchange risk as there are no significant financial assets or liabilities of these subsidiaries denominated in the currencies other than the respective functional currency.

Interest Rate Risk

Our and the VIEs’ exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits and financial products purchased from financial institutions. Interest-earning instruments carry a degree of interest rate risk. We and the VIEs have not been exposed to material risks due to changes in interest rates, and we and the VIEs have not used any derivative financial instruments to manage our and the VIEs’ interest risk exposure.

Critical Accounting Estimates

We prepare our financial statements in accordance with U.S. GAAP, which requires our management to make judgments, estimates and assumptions. We continually evaluate these judgments, estimates and assumptions based on our own historical experience, knowledge and assessment of current business and other conditions, our expectations regarding the future based on available information and various assumptions that we believe to be reasonable, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application.

The selection of critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors that should be considered when reviewing our financial statements. We believe the following accounting policies involve the most significant judgments and estimates used in the preparation of our financial statements. You should read the following description of critical accounting policies, judgments and estimates in conjunction with our consolidated financial statements and other disclosures included in this report.

We do not have critical accounting estimates that are related to us. A list of accounting policies, judgements and estimates that are relevant to us is included in note 2 of our unaudited condensed consolidated financial statements included elsewhere in this Form 6-K.

Recently Issued Accounting Pronouncements

A list of recently issued accounting pronouncements that are relevant to us is included in note 2 to our unaudited condensed consolidated financial statements included elsewhere in this Form 6-K.